ArborGen Inc.
180 Westvaco Road
Summerville, South Carolina 29483
August 1, 2011
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Max A. Webb
Ms. Chanda DeLong
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Re:	ArborGen Inc./Application For Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-169720) and Registration Statement on Form 8-A (File No. 001-35162)
Ladies and Gentlemen:
     On October 1, 2010, ArborGen Inc., a Delaware corporation (the “Company”), filed Registration Statement No. 333-169720 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.
     The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.
     Pursuant to Rule 418, the Company requests that all materials provided supplementally to the Staff be returned to the Company. In addition, the Company requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company.
     In addition, the Company hereby applies for the withdrawal of its registration statement on Form 8-A (File No. 001-35162), which was filed with the Commission on May 4, 2011 in accordance with Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 12d1-2 under the Exchange Act, the registration statement on Form 8-A has not become effective.
     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.
     If you have any questions regarding this letter, please contact the Company’s legal counsel, Michael J. Minahan, Esq., of Goodwin Procter LLP, at (617) 570-1021.

Sincerely, ARBORGEN INC.
By:	/s/ Geoffrey P. Clear
Geoffrey P. Clear
Senior Vice President and Chief Financial Officer

cc:	Kristin Shifflett (Securities and Exchange Commission)
Margery Reich (Securities and Exchange Commission)
Barbara H. Wells, Ph.D. (ArborGen Inc.)
Mark T. Bettencourt (Goodwin Procter LLP)
Michael J. Minahan (Goodwin Procter LLP)
Leslie N. Silverman (Cleary Gottlieb Steen & Hamilton LLP)
Sandra L. Flow (Cleary Gottlieb Steen & Hamilton LLP)